UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark one)

x ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 001-14141

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

L-3 COMMUNICATIONS HOLDINGS, INC.

600 Third Ave
New York, NY 10016

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
Index to Financial Statements and Supplemental Schedule

* Refers to item number in Form 5500 ("Annual Return/Report of Employee Benefit Plan") filed with the Department of Labor for the plan year ended December 31, 2001.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Auditors

To the Participants and Administrator of
the L-3 Communications Master Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the L-3 Communications Master Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Nonexempt Transactions, which is presented for the purpose of additional analysis and is not a required part of the basic financial statements, is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 28, 2002

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001
(in thousands)

	Participant Directed	Non-Participant Directed	Total
Assets:			
Investment in Master Trust	$ 500,714	$ 44,732	$ 545,446
Contributions receivable:			
Participants	954	—	954
Company	678	345	1,023
Net assets available for benefits	$ 502,346	$ 45,077	$ 547,423

See Notes to Financial Statements

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000
(in thousands)

	Participant Directed	Non-Participant Directed	Total
Assets:			
Investment in Master Trust	$ 432,896	$ 25,622	$ 458,518
Contributions receivable:			
Participants	861	—	861
Company	57	280	337
Net assets available for benefits	$ 433,814	$ 25,902	$ 459,716

See Notes to Financial Statements

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Plan Description

General

The following description of the L-3 Communications Master Savings Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution 401(k) plan and is administered by the Benefit Plan Committee ("Plan Administrator") appointed by L-3 Communications Corporation (the "Company"). The Plan is designed to provide eligible employees with tax advantaged long-term savings for retirement. The Plan covers employees of 35 locations of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants may direct their investment to a combination of mutual funds, which are held in the L-3 Communications Master Savings Plan Trust (the "Master Trust"), managed by Fidelity Management Trust Company ("FMTC"), as Trustee.

Contributions

Full time and part time employees who complete a minimum of 20 hours of service weekly are eligible to participate in the Plan, as of their date of hire. Each eligible employee wishing to participate in the Plan must elect to authorize pre-tax and/or post-tax contributions by payroll deduction. Participants may contribute from 1% to 17% of total compensation, as defined. A participant may elect to increase, decrease, suspend or resume contributions at any time. The election will become effective as soon as administratively possible as of the first day of the payroll period elected. The Internal Revenue Code of 1986, as amended, limited the maximum amount an employee may contribute on a pre-tax basis to $10,500 in 2001 and 2000. Participants are 100% vested in their contributions and earnings thereon.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) the Plan's earnings, and may be charged with certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Account balances of the prior participants of the Plan, who became participants in the Aviation Communications & Surveillance Systems 401(k) Plan on June 1, 2001, may not be transferred out of the Master Savings Plan without the approval of the Benefit Plan Committee and such account balances are included in the Plan's statement of net assets available for benefits at December 31, 2001.

Master Trust Investment Options

All non-participant directed employer contributions must be invested in the L-3 Stock Fund. Participants have the option of investing participant-directed employee and employer contributions in the L-3 Stock Fund, as well as other investment options that are described below.

Fidelity Puritan Fund - Funds are invested in a broad range of high-yielding securities, including common stocks, preferred stocks and bonds. This fund seeks to obtain the highest possible quarterly income consistent with preservation and capital growth. This fund represented less than one percent of net assets available for benefits at December 31, 2001 and 2000. Effective July 1, 1999, contributions into this fund are no longer permitted.

Fidelity Ginnie Mae Fund - Funds are invested for a high level of current income primarily from Government National Mortgage Association mortgaged-backed pass-through certificates (Ginnie Maes) that are guaranteed as to timely payment of interest and principal by the full faith and credit of the U.S. Government. This fund represented 3.9% and 2.5% of net assets available for benefits at December 31, 2001 and 2000, respectively.

Fidelity Magellan Fund - Funds are invested for capital appreciation in a broad range of domestic, multinational and foreign companies that have significant activities and interests outside the U.S. This fund represented 23.2% and 26.7% of net assets available for benefits at December 31, 2001 and 2000, respectively.

Fidelity Growth & Income Portfolio - Funds are invested mainly in securities of companies that offer potential growth of earnings while paying current dividends. This fund represented 13.0% and 14.3% of net assets available for benefits at December 31, 2001 and 2000, respectively.

Fidelity Intermediate Bond Fund - Funds are invested for a high level of current income from fixed income securities which include bonds, notes, convertible bonds, mortgage-backed and asset-backed securities, domestic and foreign government and government agency securities, zero coupon bonds, and short-term obligations, such as commercial paper and notes, bank deposits and other financial institution obligations and repurchase agreements. This fund represented less than one percent of net assets available for benefits at December 31, 2001 and 2000. Effective July 1, 1999, contributions into this fund are no longer permitted.

Fidelity Overseas Fund - Funds are primarily invested in foreign securities. The fund's objective is to seek long-term growth of capital. This fund represented less than one percent of net assets available for benefits at December 31, 2001 and 2000. Effective July 1, 1999, contributions into this fund are no longer permitted.

Fidelity Asset Manager Fund - Funds are invested in stocks, bonds and short-term investments, both in the U.S. and abroad. The fund seeks high total return with reduced risk over the long term by allocating its assets among equity, fixed income and short-term securities. This fund represented less than one percent of net assets available for benefits at December 31, 2001 and 2000. Effective July 1, 1999, contributions into this fund are no longer permitted.

Fidelity Retirement Money Market Portfolio – This fund invests in a diversified portfolio of high-quality, interest-bearing, money market instruments with short-term maturities. This fund represented less than one percent of net assets available for benefits at December 31, 2001 and 2000. Effective July 1, 1999, contributions into this fund are no longer permitted.

Spartan U.S. Equity Index Fund - Funds are invested in the 500 companies that comprise the Standard & Poor's 500 Index. This fund represented 3.7% and 3.0% of net assets available for benefits at December 31, 2001 and 2000, respectively.

Fidelity Freedom Funds - These funds invest in a combination of underlying Fidelity stock, bond and money market mutual funds to provide moderate asset allocation. Each Fidelity Freedom Fund has a target retirement date.

Fidelity Freedom 2000 Fund - This fund invests in approximately 38% in Fidelity stock mutual funds, 43% in Fidelity bond mutual funds and 19% in Fidelity money market funds and is targeted to investors who expect to retire in the near future. This fund represented less than one percent of net assets available for benefits at December 31, 2001 and 2000.

Fidelity Freedom 2010 Fund - This fund invests in approximately 60% in Fidelity stock mutual funds, 36% in Fidelity bond mutual funds and 4% in Fidelity money market funds and is targeted to investors who expect to retire around the year 2010. This fund represented 8.1% and 8.6% of net assets available for benefits at December 31, 2001 and 2000, respectively.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS- CONTINUED

Fidelity Freedom 2020 Fund - This fund invests in approximately 77% in Fidelity stock mutual funds and 23% in Fidelity bond mutual funds and is targeted to investors who expect to retire around the year 2020. This fund represented 1.6% and less than one percent of net assets available for benefits at December 31, 2001 and 2000, respectively.

Fidelity Freedom 2030 Fund - This fund invests in approximately 84% in Fidelity stock mutual funds and 16% in Fidelity bond mutual funds and is targeted to investors who expect to retire around the year 2030. This fund represented less than one percent of net assets available for benefits at December 31, 2001 and 2000.

Janus Overseas Fund - Funds are invested in common stocks of foreign companies. This fund represented 3.8% and 4.4% of net assets available for benefits at December 31, 2001 and 2000, respectively.

INVESCO Dynamics Fund - Funds are invested in domestic common stocks of companies traded on both a United States securities exchange and the over-the-counter ("OTC") market. This fund represented 3.8% and 6.1% of net assets available for benefits at December 31, 2001 and 2000, respectively.

Fidelity Managed Income Portfolio II - Funds are invested in investment contracts offered by major insurance companies and in fixed income securities. This fund represented 20.7% and 16.0% of net assets available for benefits at December 31, 2001 and 2000, respectively.

INVESCO Small Company Growth Fund - This fund invests at least 65% of its assets in equities of companies with market capitalizations of less than $1 billion and up to 25% of its assets in foreign securities. This fund represented less than one percent of net assets available for benefits at December 31, 2001 and 2000. This fund was added as an investment option effective November 1, 2000.

T. Rowe Price Small–Cap Stock Fund - This fund invests at least 80% of its assets in equities traded in the United States OTC market. The remaining assets may be invested in exchange listed securities and up to 10% in foreign issues. This fund represented 1.8% and less than one percent of net assets available for benefits at December 31, 2001 and 2000, respectively. This fund was added as an investment option effective November 1, 2000.

Fidelity OTC Portfolio - This fund invests at least 65% of its assets in equities traded in the United States OTC market and up to 5% of its assets in debt securities rated below investment grade. This fund may also invest in securities of foreign issuers. This fund represented less than one percent of net assets available for benefits at December 31, 2001 and 2000. This fund was added as an investment option effective November 1, 2000.

L-3 Stock Fund - The L-3 Stock Fund was established effective October 1, 1998 and invests in L-3 Communications Holdings, Inc. common stock and money market funds. Substantially all employer matching contributions are invested in this fund. This fund represented 11.3% and 8.3% of net assets available for benefits at December 31, 2001 and 2000, respectively.

Other Stock Funds - The Loral Space, the Lockheed Martin, the Honeywell, the GM Hughes, the Raytheon Stock Class A and the Raytheon Common Stock funds (the "Other Stock Funds") are carry-over funds from the transfer of assets from plans of the Company's predecessors and acquisitions. Contributions and reinvestment of dividends into these stock funds are not permitted. Dividends received on these funds are invested in the Fidelity Managed Income Portfolio II. These stock funds represented less than 1.0% and 5.9% of net assets available for benefits at December 31, 2001 and 2000, respectively.

The Loral Space, the Lockheed Martin, the Honeywell, the GM Hughes, the Raytheon Stock Class A and the Raytheon Common Stock funds were discontinued effective June 2001. With the exception of employee contributions that were invested in the Loral Space Stock Fund, any amounts invested in the Other Stock Funds were liquidated and invested in accordance with the participant's investment elections for future contributions.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS- CONTINUED

2. Summary of Significant Accounting Policies

Investment in Master Trust

Investment assets of the Plan are maintained in the Master Trust administered by FMTC, as Trustee. The Plan participates in the Master Trust along with all the assets of the L-3 Communications Systems-Camden Savings Plan, the Aviation Communications & Surveillance Systems 401(k) Plan, the Coleman Research Corporation 401(k) Employee Stock Ownership Plan and the SPD Technologies Defined Contribution Retirement Plan, collectively referred to as the Participating Plans.

The investment in the Master Trust represents the Plan's proportionate share of assets held in the Master Trust. The assets consist of units of funds described in Note 1 maintained by FMTC. Contributions, benefit payments and certain administrative expenses are specifically identified to the Plan.

Valuation of Investments

The investment in the Master Trust is stated at fair value.

The L-3 Stock Fund, Loral Space Stock Fund, Lockheed Martin Stock Fund, GM Hughes Stock Fund, Raytheon Stock Class A Fund, Raytheon Common Stock Fund and Honeywell Stock Fund (the "stock funds") are unitized funds whose underlying assets consist primarily of common stocks and money market funds. Common stocks are valued at the last reported quoted market price of a share of the common stock on the last business day of the year. Money market funds are valued at cost which approximates fair value.

Investments in mutual funds are valued at quoted market prices which represent the net asset value per share as reported by Fidelity Management and Research Company. Participant loans are valued at cost which approximates fair value.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Transactions and Investment Income

Investment transactions are accounted for on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Gains and losses on sales of investment securities are determined based on the average cost method.

Net appreciation (depreciation) in the fair value of the Plan's investments, as shown in the Statement of Changes in Net Assets Available for Benefits, consists of the Plan's proportionate share of realized gains or losses and unrealized appreciation (depreciation) on those investments. The net appreciation (depreciation) and interest and dividends are allocated to the L-3 Participating Plans based upon the relationship of each L-3 Participating Plan's respective monthly balances in the investment pool to the total investment pool of the Master Trust, as determined at the beginning of each month.

Forfeitures

Participants vest in Company contributions in accordance with the provisions of their respective division and/or subsidiary plan as described in Note 3. Non-vested Company contributions are forfeited upon termination and are used to reduce future Company contributions and to pay plan expenses. Forfeitures available were approximately $630,000 and $714,000 at December 31, 2001 and 2000, respectively.

Benefit Payments

Benefit payments are recorded when paid.

Plan Expenses

The Company pays all administrative expenses of the Plan including trust, record keeping, consulting, audit and legal fees, with the exception of loan administration fees which are charged to participants. Taxes and investment fees related to the stock funds or mutual funds are paid from the net assets of such funds.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Risks and Uncertainties

The Plan provides for investment options in various mutual funds and stock funds. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Reclassifications

Certain reclassifications have been made to conform prior-year amounts to the current-year presentation.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS- CONTINUED

3. Company Matching Contributions and Vesting Provisions

The Company provides matching contributions based on a matching percentage of the participant's contribution up to a designated percentage of the participant's compensation. The Company's matching contribution percentages, which vary by division and /or subsidiary, subject to limitations described in the Plan document, are presented in the table below.

	Employer Match
APCOM	50% up to 6%
Aviation Recorders	25% up to 6% (1)
Aydin Electro-Fab	100% up to 2%
BT Fuze Products	50% up to 6%
Celerity	(2)
Conic	50% up to 6%
DBS Microwave	25% up to 10%
Digital Technics	50% up to 6%
Display Systems	60% up to 5%
Electrodynamics	(3)
EMP	(4)
ESSCO	50% up to 6%
IEC	(5)
L-3 Analytics Corporation	50% up to 6% (6)
L-3 Communications Link Simulation and Training	100% up to 4%
L-3 Communications SPD Technologies	(7)
L-3 Communications Systems- West	(8)
L-3 Corporate	80% up to 5%
L-3 Global Network Solutions	50% up to 6%
L-3 Hygienetics Environmental Services	50% up to 2%
Microdyne Communications Technologies	50% up to 6%
Microdyne Outsourcing	25% up to 17% (9)
MPRI	100% up to 3%
Narda Microwave- East	40% up to 5%
Narda Microwave- West	50% up to 6%
Ocean Systems	(10)
Prime Wave	100% up to 4%
Randtron	100% up to 6%
Satellite Networks	50% up to 10%
SeaBeam	100% up to 1%
Southern California Microwave	(11)
Space & Navigation Systems	(12)
Storm Control Systems	50% up to 6%
Telemetry East	50% up to 6%
Telemetry & Instrumentation	50% up to 6%

Substantially all of the Company matching contributions are made in L-3 Communications Holdings, Inc. common stock.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS- CONTINUED

(1) The Company contribution for Aviation Recorders may include a discretionary match of up to 75% of 6% of the participant's compensation contributed.

(2) Matching contributions for Celerity are discretionary and are determined each year.

(3) The Company contribution for participants who are salaried employees of Electrodynamics is 100% up to 5% of compensation. Effective November 19, 2002, Company contributions will commence for participants who are members of the International Brotherhood of Electrical Workers, Local 134. The Company contribution for those participants will be 100% up to 2% of salary.

(4) The Company contribution for EMP is 2% if the participant's contribution is 1% of compensation, increasing to 4% if the participant's contribution is 2% of compensation, 4.25% if the participant's contribution is 3% of compensation and 4.50% if the participant's contribution is 4% of compensation.

(5) With the exception of IEC's Redmond operations, the Company contribution for IEC is 100% of the first 2% of the participant's contribution and 50% for the next 4% of the participant's contribution. For IEC's Redmond operations, the Company contribution is 50% of the first 8% of salary, which increases to 100% of the first 8% of salary after 5 years of participation. Participants from IEC's Redmond operations do not receive any matching contributions during the first year of employment.

(6) Participants who are part time employees of L-3 Analytics Corporation will receive matching contributions after they complete one year of service. In addition to matching contributions, the Company may make a discretionary profit sharing contribution for L-3 Analytics Corporation which is determined each year.

(7) The Company contribution for participants who are employees of SPD Electrical Systems, SPD Switchgear, Henschel, Electronic Design, Inc., or who are salaried employees of PacOrd is 50% up to 6% of compensation. The Company contribution for participants who are hourly employees of PacOrd may range from 15% to 30%, as determined by the Company, up to 6% of compensation.

(8) The Company contribution for L-3 Communications Systems – West is 100% up to 4% of compensation for participants that are salaried employees and 75% up to 4% of compensation for participants that are union employees. Additionally, the Company shall make a supplemental contribution of 2% of compensation for participants that are union employees, except for participants who are members of the East Coast Lodge 815, International Association of Machinists & Aerospace Workers.

(9) The maximum Company contribution for Microdyne Outsourcing is $500 per year.

(10) The Company contribution for participants who are salaried employees of Ocean Systems is 50% of the first 8% of salary, which increases to 100% of the first 8% of salary after 5 years of participation. Salaried employees of Ocean Systems do not receive any matching contributions during the first year of employment. The Company contribution for participants who are hourly employees of Ocean Systems is 50% up to 4% of salary.

(11) The Company match for Southern California Microwave is through a profit sharing contribution of 7.5% of a participant's compensation.

(12) The Company contribution for participants who are salaried employees of Space & Navigation Systems is 50% of the first 8% of salary, which increases to 100% of the first 8% of salary after 5 years of participation. The Company contribution for participants who are hourly employees of Space & Navigation Systems is 50% up to 5% of salary.

Vesting of Company contributions vary by division and/or subsidiary and are listed below.

Aviation Recorders:

Years of Service	Vested Percentage
Less than 3	0%
3	33%
4	67%
5 or more	100%

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS- CONTINUED

Narda Microwave-West, Conic, Telemetry & Instrumentation, Satellite Networks, Telemetry East, Storm Control Systems, DBS Microwave, Electrodynamics, L-3 Global Network Solutions, Digital Technics, Aydin Electro-Fab, Microdyne Outsourcing, Microdyne Communications Technologies, APCOM, Celerity, IEC, including IEC's Redmond operations, Prime Wave and L-3 Communications SPD Technologies:

Years of Service	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

L-3 Corporate, Display Systems, Narda Microwave-East, L-3 Communication Systems-West, Ocean Systems and Space & Navigation Systems:

Years of Service	Vested Percentage
Less than 5	0%
5 or more	100%

MPRI, L-3 Hygienetics Environmental Services, EMP and L-3 Analytics Corporation:

Years of Service	Vested Percentage
Less than 1	0%
1	25%
2	50%
3 or more	100%

Company matching contributions for Aviation Communications & Surveillance Systems, LLC., Southern California Microwave, Seabeam, ESSCO, Randtron, L-3 Communications Link Simulation and Training, union employees of L-3 Communications Systems – West and BT Fuze Products are 100% vested immediately. Company contributions for the other divisions and/or subsidiaries become vested after the earlier of (i) attainment of age 65, (ii) total and permanent disability or (iii) death.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS- CONTINUED

4. Master Trust

The fair value of the net assets of the Master Trust held by the Trustee and the Plan's portion of the fair value at December 31, 2001 and 2000 are presented in the table below. The Plan's percentage interest in the Master Trust was 89.9% at December 31, 2001 and 97.9% at December 31, 2000.

Fund	Master Trust 2001	Master Trust 2000	Plan's Portion 2001	Plan's Portion 2000
	(in thousands)			
L-3 Stock Fund	$ 71,717	$ 44,765	$ 61,630	$ 38,139
Fidelity Asset Manager Fund	–	96	–	69
Fidelity Blue Chip Fund	2,359	–	–	–
Fidelity Contrafund	1,933	–	–	–
Fidelity Diversified International Fund	708	–	–	–
Fidelity Equity Income Fund	1,100	–	–	–
Fidelity Freedom 2000 Fund	3,129	1,047	2,769	1,047
Fidelity Freedom 2010 Fund	46,133	39,414	44,355	39,414
Fidelity Freedom 2020 Fund	9,765	2,849	8,579	2,849
Fidelity Freedom 2030 Fund	5,545	3,064	4,804	3,064
Fidelity Freedom 2040 Fund	18	–	–	–
Fidelity Freedom Income Fund	60	–	–	–
Fidelity Ginnie Mae Fund	23,069	11,615	21,255	11,581
Fidelity Growth & Income Portfolio	76,831	65,829	70,809	65,446
Fidelity Intermediate Bond Fund	–	86	–	37
Fidelity Low-Priced Stock Fund	2,101	104	–	–
Fidelity Magellan Fund	127,522	122,946	126,551	122,366
Fidelity Managed Income Portfolio II	119,351	73,340	112,832	73,340
Fidelity Mid-Cap Stock Fund	–	197	–	–
Fidelity OTC Portfolio	6,286	629	4,288	605
Fidelity Overseas Fund	–	288	–	250
Fidelity Puritan Fund	552	77	–	3
Fidelity Retirement Money Market Portfolio	3,390	515	–	186
GM Hughes Stock Fund	–	2,836	–	2,836
Honeywell Stock Fund	–	15,982	–	15,479
INVESCO Dynamics Fund	24,237	28,057	20,731	28,021
INVESCO Small Company Growth Fund	1,885	729	1,794	720
Janus Overseas Fund	24,361	20,178	20,469	20,168
Lockheed Martin Stock Fund	–	3,343	–	3,343
Loral Space Stock Fund	478	1,643	478	1,643
Pimco Total Return Fund	491	–	–	–
Raytheon Common Stock Fund	–	3,175	–	3,175
Raytheon Stock Class A Fund	–	687	–	687
Chicago Trust Safety of Principal Fund	1,578	–	1,578	–
Spartan U.S. Equity Index Fund	27,827	14,182	19,910	13,595
T. Rowe Price Small-Cap Stock Fund	9,875	423	9,652	423
Participant Loans (5.8% to 12.1%)	14,407	10,200	12,962	10,032
	$ 606,708	$ 468,296	$ 545,446	$ 458,518

The net change in the fair value of the Master Trust and the Plan's portion of the net change in fair value for the year ended December 31, 2001 is presented in the table below.

	Master Trust	Plan's Portion
	(in thousands)	
Net depreciation in fair value of investments	$ (41,982)	$ (35,896)
Interest and dividend income	13,190	11,939
Net decrease in fair value	$ (28,792)	$ (23,957)

5. Benefit Payments

Upon termination, participants receive the vested portion of their account balance as soon as practicable after termination. Terminated participants who have an account balance in excess of $5,000 may elect to leave their account balance in the Plan and withdraw it at any time up to age 65.

Assets in a participant's account may be withdrawn only for financial hardship before termination of employment or before reaching age 59 ½. Financial hardship is determined pursuant to provisions of the Internal Revenue Code ("IRC"). Generally, a penalty will be imposed on withdrawals made before the participant reaches age 59 ½. In the event of retirement or termination of employment prior to age 59 ½, funds may be rolled over to another qualified plan or individual retirement account without being subject to income tax or a penalty.

6. Loans

The Plan provides for loans to active participants. The maximum loan allowed to each participant is the lesser of (1) $50,000 less the highest outstanding loan balance over the prior 12 months or (2) 50% of the vested value of the participant's account in the Plan. The minimum loan amount is $1,000. The interest rate is based on the prime interest rate, as defined, plus one percent. Repayment periods generally range from one to five years, and six to thirty years for loans used in connection with the purchase of a principal residence.

Loan repayments are made through payroll deductions, with principal and interest credited to the participants' fund accounts. Repayment of the entire balance is permitted at any time. Participant loans are secured by the participant's vested account balance.

7. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 10, 2000, that the Plan and related trust are designed in accordance with applicable sections of the IRC, and thus is exempt from federal income taxes. The Plan has been amended since receiving the determination letter. The Plan Administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable regulations of the IRC.

8. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by FMTC and therefore these transactions qualify as party-in-interest. Fees paid by the Plan for record keeping services were $188,699 for the year ended December 31, 2001.

9. Termination Priorities

Although the Company has not expressed intent to do so, the Company can discontinue its contributions and/or terminate any or all of the division and/or subsidiary plans at any time, subject to the provisions of ERISA. In the event of a discontinuance and/or termination of a division and/or subsidiary plan, participants in that plan will become 100 percent vested in Company contributions and the net assets of that plan will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN
SCHEDULE G, PART III
SCHEDULE OF NON-EXEMPT TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Identity	Relationship	Description	Date	Cost	Current Value	Net gain
L-3 Communications Corporation	Employer	Indirect loan	3/21/01	$217,236	$221,306	$4,070
L-3 Communications Corporation	Employer	Indirect loan	4/20/01	26,209	26,911	702
L-3 Communications Corporation	Employer	Indirect loan	5/21/01	230,762	236,321	5,559
L-3 Communications Corporation	Employer	Indirect loan	8/21/01	24,883	25,482	599
L-3 Communications Corporation	Employer	Indirect loan	9/22/01	61,555	63,038	1,483
L-3 Communications Corporation	Employer	Indirect loan	10/22/01	80,650	82,377	1,727
L-3 Communications Corporation	Employer	Indirect loan	11/21/01	67,419	69,043	1,624

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the L-3 Communications Master Savings Plan have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

L-3 Communications Master Savings Plan
Registrant

Date: June 28, 2002

Name: Michael T. Strianese
Title: Senior Vice President, Finance
of L-3 Communications Holdings, Inc.
(Principal Accounting Officer)

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File No.'s 333-59281, 333-64389, 333-78317 and 333-64300) and on Form S-3 (File No.'s 333-58328, 333-75558 and 333-84826) of L-3 Communications Holdings, Inc. of our report dated June 28, 2002 on our audit of the financial statements and financial statement schedule of the L-3 Communications Master Savings Plan as of December 31, 2001 and 2000 and for the year ended December 31, 2001, which report is included in this Annual Report on Form 11-K.

PricewaterhouseCoopers LLP

June 28, 2002